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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)(1)


                 E4L, INC. (FORMERLY NATIONAL MEDIA CORPORATION)
                 -----------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   636919 10 2
                                 --------------
                                 (CUSIP Number)


                                 MARCH 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)

[X]        Rule 13d-1(c)

[ ]        Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 636919 10 2


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Technology Leaders II Management L.P. #23-2787138

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)      [   ]
                                                                  (b)      [   ]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5.       SOLE VOTING POWER                           1,316,428

         6.       SHARED VOTING POWER                         0

         7.       SOLE DISPOSITIVE POWER                      1,316,428

         8.       SHARED DISPOSITIVE POWER                    0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,316,428

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.02%

12.      TYPE OF REPORTING PERSON*

         PN

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Item 1 (a)   NAME OF ISSUER:

E4L, Inc. (formerly National Media Corporation)

Item 1 (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

18521 Ventura Boulevard, Suite 570
Encino, CA 91436

Item 2 (a)   NAME OF PERSON FILING:

Technology Leaders II Management L.P.

Item 2 (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

700 Building
435 Devon Park Drive
Wayne, PA 19087-1990

Item 2 (c)   CITIZENSHIP:

Delaware

Item 2 (d)   TITLE OF CLASS OF SECURITIES:

Common Stock, $.01 par value per share

Item 2 (e)   CUSIP NUMBER:

636919 10 2


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Item 3    IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b)
          OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON IS FILING A:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [ ] An investment adviser in accordance with
                  section 240.13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


Item 4    OWNERSHIP:

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) Amount beneficially owned:

          1,316,428 shares (which may be acquired upon exercise of currently exercisable warrants)

          (b) Percent of class:

          4.02%


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          (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote:

              1,316,428

              (ii) Shared power to vote or to direct the vote:

              0

              (iii) Sole power to dispose or to direct the disposition of:

              1,316,428

              (iv) Shared power to dispose or to direct the disposition of:

              0

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

Item 8 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP

          Not applicable.



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Item 10   CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the intent of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    TECHNOLOGY LEADERS II MANAGEMENT L.P.

                                    By Technology Leaders Management, Inc., its general partner


                                    By:      /S/ PAM STRISOFSKY.
                                        -------------------------------------
                                        Pam Strisofsky
                                        Controller


Dated: July 8, 1999